Contact

www.linkedin.com/in/scott-
baird-07b905343 (LinkedIn)

Scott Baird

Co-Founder at Donna's Pickle Beer
California, United States

Experience

Donna's Pickle Beer
Co-Founder

Jumbo's Win Win
Owner
August 2024 - Present (8 months)
Philo, California, United States

Jumbo's Win Win is an exceptional roadside burger restaurant in California's
beautiful Anderson Valley. Delicious organic food is paired with a nuanced,
nostalgic design creating a must stop for locals and tourists.

Rococo Cantaloupe
Owner, founder
January 2017 - Present (8 years 3 months)

Rococo Cantaloupe is an agency that helps clients make things taste
delicious, look beautiful and have that special something extra. Rococo
Cantaloupe is an international agency, helping clients succeed in beverage
and food.

Self-employed
Owner, founder Trick Dog
January 2013 - Present (12 years 3 months)
San Francisco, California, United States

Co creator of Trick Dog, and internationally awarded San Francisco cocktail
bar.

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